United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers on August 31, 2023.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				73,237,183	1.61%	1.61%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/01/23	450,000	68.33643	30,751,393.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/02/23	450,000	67.21258	30,245,659.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/03/23	200,000	67.45440	13,490,879.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/04/23	200,000	68.02116	13,604,231.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/14/23	125,000	62.03859	7,754,824.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/15/23	125,000	61.57354	7,696,693.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/16/23	125,000	61.42734	7,678,418.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/17/23	250,000	62.29443	15,573,608.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/18/23	250,000	61.46374	15,365,935.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	08/21/23	250,000	61.26664	15,316,660.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/22/23	250,000	62.39086	15,597,716.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/23/23	250,000	63.36789	15,841,973.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/24/23	250,000	62.24357	15,560,893.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	08/25/23	250,000	62.27334	15,568,336.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	08/28/23	250,000	62.95830	15,739,574.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/29/23	250,000	64.35978	16,089,944.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	08/29/23	100	63.48000	6,348.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/30/23	250,000	65.15044	16,287,610.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/31/23	250,000	65.67869	16,419,672.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				77,662,283	1.71%	1.71%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on August 31, 2023.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				147,907,530	3.26%	3.26%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	08/01/23	450,000	14.24808	30,616,835.25
ADS	VALE	Santander Investment Securities Inc.	Buy	08/02/23	450,000	13.94889	30,181,692.08
ADS	VALE	Santander Investment Securities Inc.	Buy	08/03/23	200,000	13.79860	13,466,604.73
ADS	VALE	Santander Investment Securities Inc.	Buy	08/04/23	200,000	13.97197	13,583,273.49
ADS	VALE	XP Investments US	Buy	08/14/23	125,000	12.49578	7,728,798.38
ADS	VALE	XP Investments US	Buy	08/15/23	125,000	12.32451	7,673,856.25
ADS	VALE	XP Investments US	Buy	08/16/23	125,000	12.32271	7,666,576.71
ADS	VALE	XP Investments US	Buy	08/17/23	250,000	12.49271	15,558,418.99
ADS	VALE	XP Investments US	Buy	08/18/23	250,000	12.35852	15,362,878.40
ADS	VALE	Santander Investment Securities Inc.	Buy	08/21/23	250,000	12.28562	15,310,037.59
ADS	VALE	Santander Investment Securities Inc.	Buy	08/22/23	250,000	12.61736	15,592,215.76
ADS	VALE	Santander Investment Securities Inc.	Buy	08/23/23	250,000	12.98587	15,900,219.86
ADS	VALE	Santander Investment Securities Inc.	Buy	08/24/23	250,000	12.75369	15,542,917.18
ADS	VALE	Santander Investment Securities Inc.	Buy	08/25/23	250,000	12.74577	15,540,919.07
ADS	VALE	Santander Investment Securities Inc.	Buy	08/28/23	250,000	12.85354	15,725,663.37
ADS	VALE	Santander Investment Securities Inc.	Buy	08/29/23	250,000	13.20125	16,074,506.45
ADS	VALE	Santander Investment Securities Inc.	Buy	08/30/23	250,000	13.36507	16,256,267.84
ADS	VALE	Santander Investment Securities Inc.	Buy	08/31/23	250,000	13.28205	16,343,234.12
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				152,332,530	3.36%	3.36%

Purchases of equity securities by the issuer and affiliated purchasers on August 31, 2023.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.03%	0.03%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.03%	0.03%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 6, 2023		Head of Investor Relations